January 23, 2012

Mark Goshko
617.261.3163
Fax:  617.261.3175
mark.goshko@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Deborah O’Neal-Johnson, Esq.

RE:	ASGI Aurora Opportunities Fund, LLC
File No.: 811-22516

Dear Ms. O’Neal-Johnson:

We have received the Staff’s comments on the amended registration statement filed on Form POS AMI on November 22, 2011 (the “Registration Statement”) for ASGI Aurora Opportunities Fund, LLC (the “Fund”).  The Staff’s comments were received telephonically on December 22, 2011 (the “Comments”).  We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the comments in the order appearing in the Registration Statement followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

PRIVATE PLACEMENT MEMORANDUM

1.	In the “Memorandum Summary, The Fund’s Investment Program – Direct Investments by the Fund and Investments of Investment Funds,” you have added the following sentence:

At any time, the Investment Funds in which the Fund invests or the direct investments of the Fund may include or exclude, or be focused in, any of these types of investments or other investments, strategies or asset classes that are not described herein.

As a supplemental response, please confirm that any such investments, whether direct or indirect through Investment Funds, will be consistent with the Fund’s investment objective.

Response: As a supplemental response, to the extent that the Fund undertakes any such investments, such investments will be consistent with the investment objective of the Fund.

2.
In the “Memorandum Summary, Expense Limitation Agreement” please disclose in bold that ordinary fund-wide operating expenses do not include Acquired Fund Fees and Expenses (i.e. fees and expenses paid to Investment Funds and Investment Managers).

Response:  Although we believe that the Fund adequately and plainly discloses that ordinary fund-wide operating expenses exclude Investment Fund and Investment Manager fees and expenses (and also note that such expenses are not part of the Fund’s financial statements), the requested change will be made.

3.
In the “Memorandum Summary, Expense Limitation Agreement,” please confirm supplementally that the Adviser is not permitted to recover expenses it has borne more than three years following the end of the fiscal year in which the Adviser deferred a fee or reimbursed an expense.

Response:  As a supplemental response, the Adviser is not permitted to recover deferred fees or reimbursed expenses more than three years after the end of the fiscal year in which such fees were deferred or expenses reimbursed.  We note that the fee table also so states.

4.	In the Fund’s Fee Table, please reinsert the term “Sales Load” under the “Member Transaction Expenses.”

Response:  Respectfully, the Fund does not believe the requested change necessary.  In this respect, we note that the term “sales load,” as defined by Section 2(a)(35) of the Investment Company Act of 1940, as amended, refers only to the “price of a security to the public,” and the Fund is not sold publicly.  The term “Placement Fee” is the terminology used throughout the Registration Statement and is the legally accurate term to describe the fee charged in connection with a private placement.

5.	In the Fund’s Fee Table, please delete the reference to “(12b-1)” under “Annual Expenses” since Rule 12b-1 is applicable only to open-end management investment companies.

Response:  We respectfully note that the disclosure will be retained in order to comply with applicable requirements.  As a condition to the exemptive order allowing the Fund to issue multiple classes that the Fund received from the

Securities Exchange Commission on October 17, 2011,1 the Fund may only charge such fees in accordance with a plan adopted pursuant to Rule 12b-1 as if the Fund were an open-end management investment company.  Accordingly, since the Investor Distribution and Servicing Fee is subject to and has been approved and implemented consistent with, Rule 12b-1, we believe it is appropriate for that reference to remain.  This also is consistent with other disclosure discussing such plan.

6.	Under “INVESTMENT PROGRAM OF THE FUND – Fundamental Investment Policies,” please verify that the Fund’s policy on not concentrating in any industry, reflected in the last bullet, has not changed.

Response:  The Fund’s fundamental policy on concentration has not itself changed.  The Fund has merely clarified with detail its existing policy on not concentrating in any industry to expressly state Staff guidance on the meaning of industry concentration in the fund of hedge funds context, based on previous discussions with the Staff.  The Fund has never indicated that it would concentrate in any industry.

7.
Please confirm supplementally that the Fund is relying on the Staff guidance in Nicholas-Applegate Mutual Funds, (Aug. 6, 1996) (“Nicholas-Applegate”) with respect to the presentation of related performance in Appendix A to the Registration Statement.

Response: The Fund is relying on the position set forth in Nicholas-Applegate.

8.
The Fund states in footnote (3) of Part 1 of Appendix A that “Composite Performance returns are derived from audited numbers.”  When presenting related performance under Nicholas-Applegate that has been audited, the Fund should disclose who conducted the audit, what kind of audit was conducted and include the auditor’s consent letter.

Response: We respectfully believe the performance, as currently presented, is consistent with Staff’s guidance in Nicholas-Applegate.  Specifically, we note that the Nicholas-Applegate no-action letter does not explicitly impose any such requirement with respect to audits or audit-related disclosure.  Moreover, we note that although the Composite Performance returns are derived from audited numbers, the Composite Performance itself has not been audited, primarily because it is comprised of multiple accounts (i.e. the two Private Funds and the Fund).  An additional statement that “Composite Performance has not been audited” will be added.

1 In the Matter of ASGI Agility Income Fund et. al., Investment Company Act Release No. 29837 (October 17, 2011).

9.	In Part 1 of Appendix A, the Fund presents standard deviation and sharpe ratio information. Please provide disclosure to clarify the meaning of “standard deviation” and “sharpe ratio.”

Response: The Fund describes “standard deviation” and “sharpe ratio” in footnotes (6) and (7), respectively.  Respectfully, the Fund believes such descriptions are adequate and that further disclosure is not necessary.

10.	In Part 2 of Appendix A the Fund shows actual Fund performance. Please rearrange Appendix A such that actual Fund performance is shown in Part 1 and Composite Performance shown in Part 2.

Response: The requested change will be made.

11.	In Part 2 of Appendix A the Fund shows 2011 Calendar Year performance but does not appear to show the Fund’s performance since inception. Please present the Fund’s performance since inception.

Response: The Fund commenced operations as a registered investment company on January 3, 2011.  Accordingly, 2011 Calendar Year performance is also the Fund’s performance since inception.  An additional parenthetical will be added noting “(inception).”

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Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3163.

Very truly yours,

/s/ Mark P. Goshko
Mark P. Goshko

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